June 16, 2016
ATTORNEYS AT LAW
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MILWAUKEE, WI  53202-5306
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
999700-0407

Via EDGAR System

Ms. Samantha Brutlag U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Concorde Funds, Inc. (File Nos. 811-05339 and 033-17423)
Registration Statement on Form N-14 (No. 333-211354), Filed May 13, 2016
Pre-Effective Amendment No. 1 Filed May 26, 2016
Pre-Effective Amendment No. 2 Filed June 3, 2016

Ladies and Gentlemen:

Our client, Concorde Funds, Inc. (the “Company”), filed the above referenced Registration Statement on Form N-14 (the “Filing”).  The Filing relates to the special meeting of shareholders of the Concorde Value Fund (the “Existing Fund”), at which the shareholders of the Existing Fund are being asked to approve a Plan of Acquisition and Liquidation under which the Concorde Value Fund would be reorganized into the Concorde Wealth Management Trust, a newly formed series of Concorde Funds, Inc. (the “New Fund” and together with the Existing Fund, the “Funds”).

On behalf of the Company, set forth below are the Company’s responses to certain oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Filing.  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Company’s responses (in regular type).

General

1.            When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Filing or the Company’s Post-Effective Amendment (“PEA”) No. 40 to the Company’s Registration Statement on Form N-1A.

Response:  Where applicable, the Company will update similar disclosure in the Filing and PEA No. 40 to respond to the Staff’s comments.

2.    In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ladies and Gentlemen
U.S. Securities and Exchange Commission
June 16, 2016

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Company that (1) the Company, through its officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Filing; (2) Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Filing

3.    Please explain why the Company believes the New Fund’s expenses will be significantly lower than the Existing Fund’s expenses.

Response:  The Existing Fund has approximately $10 million in assets under management, while the New Fund will have approximately $30 million in assets under management.  In connection with the creation of the New Fund, the Existing Fund shareholders will contribute approximately $10 million to the New Fund and separate accounts managed by the Funds’ investment adviser will contribute approximately $20 million to the New Fund.  The larger asset base will significantly reduce the New Fund’s expenses.  See attached expense estimate.

We note that while the New Fund has adopted a Rule 12b-1 plan, the Rule 12b-1 plan will not be implemented any sooner than the third anniversary of the completion of the reorganization, if at all.

4.    In connection with the analysis related to the accounting survivor of the reorganization, please explain the portfolio composition of the New Fund immediately following the reorganization and the foreseeable composition of the New Fund.

Response:  As noted above, in connection with the creation of the New Fund, the Existing Fund shareholders will contribute approximately $10 million to the New Fund and separate accounts managed by the Funds’ investment adviser will contribute approximately $20 million to the New Fund.  These contributions will be made in-kind.

So, while the Existing Fund’s portfolio consists of approximately 87% stocks, immediately following the reorganization stock will only make up approximately 45% of the New Fund’s portfolio.  Going forward it is expected that stock will continue to make up only 45% of the portfolio, with 40% of the New Fund’s portfolio made up of fixed income securities.  See the attached projected asset table.

As the portfolio of the New Fund will be so dramatically different from the outset, the performance of the Existing Fund, which is a stock fund, will not be representative of the anticipated performance of the New Fund. The Company believes that if the performance of the Existing Fund is required by the SEC to be used for the New Fund, it could mislead investors on the expected performance of the New Fund.

Ladies and Gentlemen
U.S. Securities and Exchange Commission
June 16, 2016

5.    Please explain whether you believe Rule 14a-4(a)(3) is applicable to the fundamental investment restrictions of the New Fund that differ from those of the Existing Fund and the Rule 12b-1 plan adopted by the New Fund.

Response:  Shareholders of the Existing Fund are being asked to approve the reorganization of the Existing Fund into the New Fund with all its features and expenses, including the new fundamental investment restrictions and the Rule 12b-1 plan.  Including separate proposals to approve such fundamental investment restrictions and Rule 12b-1 plan is impractical because the proposal to approve the reorganization, the fundamental investment restrictions and the Rule 12b-1 plan are inextricably intertwined.  The New Fund has adopted its fundamental investment restrictions and Rule 12b-1 plan for all of its shareholders.  Therefore, it is not possible for an Existing Fund shareholder to approve the reorganization, but avoid the new fundamental investment restrictions or the Rule 12b-1 plan, if eventually implemented.

The SEC staff has previously stated that it will not object “to ‘bundling’ proxy proposals in the following circumstances: . . .b. Inextricably Intertwined Proposals. The staff has not required separate proposals if the proposals would be impractical to separate. c. Merger Proposals. A vote to merge with another fund may carry with it approval of new advisory contracts, Rule 12b-1 plans, and other matters necessary to implement the merger.”  See Investment Co. Filing Guidance – 1995, publicly available February 3, 1995.

Rule 14a-4(a)(3) is not necessary in this context as the Staff has suggested that it is unnecessary to re-approve or ratify provisions of a registered fund that have already been approved and are in effect prior to the reorganization.  See Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fifth Supplement, dated September 2004, where the Staff referred to it being unnecessary to re-approve or ratify a public company’s pre-existing charter or bylaw provisions.

When the shareholders of the Existing Fund vote to approve the proposed reorganization, they are being asked to accept a different security in exchange for their existing securities.  The new security, the common stock of the New Fund, is fully described to shareholders in the Filing, and there is no need to have the shareholders vote to approve specific aspects of the common stock of the New Fund.  In essence, the new fundamental investment restrictions and the Rule 12b-1 plan are part of the basic financial terms of the common stock of the New Fund and are inextricably intertwined with all the financial terms of the stock.  See Compliance and Discussion Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally), last updated January 24, 2014.

So, shareholders of the Existing Fund need to have all the information available to them necessary to decide whether they want to take the new security, as a whole, in exchange for their existing security, and the Filing provides this information.  The Company will revise the Filing to more clearly highlight the terms of the New Fund that differ from the Existing Fund, and explain the impact that this might have on shareholders.

Ladies and Gentlemen
U.S. Securities and Exchange Commission
June 16, 2016

We note that others funds have taken the approach referenced above.  See, as illustrative of this fact, (1) the proxy statement filed October 19, 2012 (accession number 0000894189-12-005872); (2) the proxy statement filed July 23, 2012 (accession number 0000894189-12-003930); and (3) the proxy statement filed September 24, 2009 (accession number 0001108086-09-000025).

* * *

Very truly yours,

 /s/ Peter D. Fetzer

Peter D. Fetzer

PROPOSED CONCORDE WEALTH MANAGEMENT FUND
EXPENSE ESTIMATE (UNAUDITED)
Based on Estimated Expenses for a Balanced Fund similar to existing Value Fund

Expense	Annual Estimate ($)	(%)

AVERAGE NET ASSETS*	$ 30,000,000

ASSET BASED EXPENSES
Advisory	$ 240,000	0.80%
Total	$ 240,000	0.80%

FIXED EXPENSES
Blue Sky	$ 1,650	0.01%
Fund Administration	48,000	0.16%
Fund Accounting	30,000	0.10%
Transfer Agent Expense (incl. OOP)	15,675	0.05%
Transfer Agent Fee (Sub-TA)	4,000	0.01%
Custody	11,200	0.04%
Registration (24f-2)	-	0.00%
Printing & Mailing	11,825	0.04%
Audit (and tax)	18,000	0.06%
Legal	12,500	0.04%
Directors	2,450	0.01%
Insurance	5,400	0.02%
Miscellaneous	12,900	0.04%
Total Fixed Expense	$ 173,600	0.58%

TOTAL EXPENSES (excl. Class Specific)	$ 413,600	1.38%

REIMBURSEMENT (bps)		0.00%

REIMBURSEMENT ($)	$ -

NET PAYMENT TO (FROM) ADVISOR ($) **	$ 240,000

OTHER EXPENSES:
AFFE Fees	$ 9,000	0.03%
Interest and Dividends on Short Sales	$ -	0.00%

* Estimated avg net assets based on Advisor's projected asset level

Note: Changes in assets levels can significantly affect results. These numbers are unaudited and only an estimate.

**This represents the advisory fees earned less reimbursement, if any. (Annually)
Fees paid to a sub-advisor, if any, will need to be subtracted for a more exact figure.

Changes in asset level will significantly effect results.

	CVF $	CVF %	New Account $	New Account %	At Close $	At Close %	3 months after close allocation
stocks	8,219,378.62	87%	$3,725,953.07	21%	$11,945,331.69	44%	Stocks	45%
fixed income		0%	$4,479,091.34	26%	$4,479,091.34	17%	Fixed Income	40%
preferred stocks	231,500.00	2%	$334,668.25	2%	$566,168.25	2%	Preferred Stocks	2%
closed end funds	398,490.00	4%	$147,640.34	1%	$546,130.34	2%	Closed End Funds	5%
open end funds	233,369.75	2%	$5,881,661.61	34%	$6,115,031.36	23%	Open End Funds	5%
cash	363,628.23	4%	$2,855,742.79	16%	$3,219,371.02	12%	Cash	3%
Asset total	9,446,366.60	100%	$17,424,757.40	100%	$26,871,124.00	100%